

SI 17017026

Washington, D.C.

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 67294

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/2016 (MM/DD/YY) AND ENDING 12/31/2016 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: CMC TRANSACTION SERVICES, LLC

OFFICIAL USE ONLY

FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

1 GRANT STREET
(No. and Street)

FRAMINGHAM	MA	01702
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

PETER F. FLYNN (617)367-0099
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

MORRIS & MORRIS, P.C.
(Name – *if individual, state last, first, middle name*)

32 KEARNEY RD	NEEDHAM	MA	02494
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

 ✓ Certified Public Accountant

 Public Accountant

 Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

RMS

OATH OR AFFIRMATION

I, Peter Flynn, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of CMC TRANSACTION SERVICES, LLC, as of DECEMBER 31, 20 16, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

____

____

____

Signature

CCO / CFO

Title


JOHANNA PAOLA ARRIETA
Notary Public, Commonwealth of Massachusetts
My Commission Expires December 11, 2020

Notary Public

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

TABLE OF CONTENTS

MORRIS
MORRIS, P.C.
CERTIFIED PUBLIC ACCOUNTANTS

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

March 18, 2017

TO THE MEMBER OF
CMC TRANSACTION SERVICES, LLC
1 Grant Street
Framingham, MA 01702

We have audited the accompanying financial statements of CMC Transaction Services, LLC (a Massachusetts Limited Liability Company) which comprise the statement of financial condition as of December 31, 2016, and the related statements of operations, changes in member's equity, and cash flows for the year then ended. These financial statements are the responsibility of CMC Transaction Services, LLC's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of CMC Transaction Services, LLC (a Massachusetts Limited Liability Company) as of December 31, 2016, and the results of their operations and their cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

The Computation of Net Capital Under Rule 15c3-1 of the Securities and Exchange Commission has been subjected to audit procedures performed in conjunction with the audit of CMC Transaction Services, LLC's financial statements. The Computation of Net Capital Under Rule 15c3-1 of the Securities and Exchange Commission is the responsibility of the CMC Transaction Services, LLC's management. Our audit procedures included determining whether the Computation of Net Capital Under Rule 15c3-1 of the Securities and Exchange Commission reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the Computation of Net Capital Under Rule 15c3-1 of the Securities and Exchange Commission. In forming our opinion on the Computation of Net Capital Under Rule 15c3-1 of the Securities and Exchange Commission, we evaluated whether the Computation of Net Capital Under Rule 15c3-1 of the Securities and Exchange Commission, including its form and content, is presented in conformity with 17 C.F.R. § 240.17a-5. In our opinion, the Computation of Net Capital Under Rule 15c3-1 of the Securities and Exchange Commission is fairly stated, in all material respects, in relation to the financial statements as a whole.

Morris & Morris, P.C.

Certified Public Accountants

32 Kearney Road • Needham Heights, MA 02494 • (781) 455-6900 • Fax (781) 455-6902


AICPA

CMC TRANSACTION SERVICES, LLC

STATEMENT OF FINANCIAL CONDITION
December 31, 2016

ASSETS

Cash	$	18,866
Total Assets	$	18,866

LIABILITIES AND MEMBER'S EQUITY

Accrued expenses	$	336
Total Liabilities		336
Member's equity:		
Member's equity		18,530
Total Liabilities and Member's Equity	$	18,866

See accompanying independent registered public accounting firm's report and notes to financial statements

CMC TRANSACTION SERVICES LLC

STATEMENT OF OPERATIONS
Year Ended December 31, 2016

Revenues:		
Fee income	$	454,830
Other		233
		455,063
Operating expenses:		
Regulatory expenses		2,860
Professional fees		8,247
Rent		13,090
Travel & entertainment expense		20,088
Data/communications		2,620
Misc		3,551
		50,456
Net Income	$	404,607

See accompanying independent registered public accounting firm's report and notes to financial statements

CMC TRANSACTION SERVICES, LLC

STATEMENT OF CHANGES IN MEMBERS' EQUITY
Year Ended December 31, 2016

		Total
Balance, January 1, 2016	$	18,396
Net income		404,607
Member withdrawals		(404,473)
Balance, December 31, 2016	$	18,530

See accompanying independent registered public accounting firm's report and notes to financial statements

CMC TRANSACTION SERVICES, LLC

STATEMENT OF CASH FLOWS
Year Ended December 31, 2016

Cash flows from operating activities:		
Net income	$	404,607
Changes in operating assets and liabilities:		
Accrued expenses		336
Accounts receivable		716
Net cash provided by operating activities		405,659
Cash flows from financing activities:		
Member net distributions		(404,473)
Net cash used for financing activities		(404,473)
Net increase in cash during the year		1,186
Cash, beginning of year		17,680
Cash, end of year	$	18,866

See accompanying independent registered accounting firm's report and notes to financial statements

CMC TRANSACTION SERVICES, LLC

NOTES TO FINANCIAL STATEMENTS
Year Ended December 31, 2016

Note 1 **Organization and nature of business**

CMC Transaction Services, LLC (the "Company") was formed in February, 2006 and is a Massachusetts limited liability company, which shall continue in perpetuity unless dissolved in accordance with the operating agreement. The Company acts as an agent for the issuer of corporate securities for private placements per management agreement with the Financial Industry Regulatory Authority ("FINRA"). The Company is a registered broker under the Securities Exchange Act of 1934 and is a member of FINRA and Securities Investor Protection Corp ("SIPC").

Note 2 **Summary of significant accounting policies**

Method of accounting

The financial statements have been prepared in conformity with accounting principles generally accepted in the United States of America, as established by the Financial Accounting Standards Board ("FASB"), and issued in the FASB Accounting Standards Codification ("The Codification"), utilizing the accrual-basis method of accounting.

Revenue recognition

The Company recognizes revenue upon completion of private placement of corporate securities. Fees are charged based upon an agreed upon percentage of the proceeds of the transaction.

Income taxes

The members of the Company have elected to have the Company taxed as a partnership. Accordingly, the Company is not subject to federal or state income taxes. All taxable income/loss and tax credits are reflected on the income tax returns of the members.

Income tax positions

The Financial Accounting Standards Board ("FASB") has issued a standard that clarifies the accounting and recognition of income tax positions taken or expected to be taken in the Company's income tax returns. The Company has analyzed tax positions taken for filing with the Internal Revenue Service and all state jurisdictions where it operates. The Company believes that the income tax positions will be sustained upon examination and does not anticipate any adjustments that would result in a material adverse effect on the Company's financial condition, results of operations or cash flows. Accordingly, the Company has not recorded any reserves or related accruals for interest and penalties for uncertain income tax positions. If the Company incurs interest or penalties as a result of unrecognized tax positions the policy is to classify interest accrued with interest expense and penalties thereon with operating expenses.

Note 2 **Summary of significant accounting policies (continued)**

The Company is subject to routine audits by taxing jurisdictions; however, there are currently no audits for any tax periods in progress. Tax returns for the prior three years are subject to examination by taxing authorities.

Use of estimates
Management uses estimates and assumptions in preparing financial statements. Those estimates and assumptions affect the reported amounts of assets and liabilities, the disclosure of contingent assets and liabilities, and the reported revenues and expenses. Actual results could differ from these estimates.

Fair value of financial instruments
The carrying amounts of financial instruments, including cash, prepaid expenses and accrued expenses, approximates fair value due to the short term nature of these assets and liabilities.

Subsequent events
The Company has evaluated subsequent events through March 18, 2017, which is the date the financial statements were available to be issued.

Note 3 **Net capital requirements**

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (Rule 15c3-1), which requires the maintenance of a minimum net capital balance and requires that the Company's aggregate indebtedness to net capital, as defined, shall not exceed 15 to 1.

At December 31, 2016 the Company's net capital was $18,530, which was $13,530 in excess of its required net capital of $5,000. The Company's aggregate indebtedness to net capital was 0.2 to 1.

Note 4 **Concentrations of credit risk**

Cash

The Company maintains its cash at financial institutions in bank deposits which may exceed federally-insured limits. The Company has not experienced any losses in such Accounts. The Company believes it is not exposed to any significant risk with respect to cash.

Note 5 **Statement of cash flows**

For the year ended December 31, 2016, the Company did not have any significant non-cash investing or financing activities.

CMC TRANSACTION SERVICES, LLC

COMPUTATION OF NET CAPITAL PURSUANT TO UNIFORM NET CAPITAL RULE 15c3-1
Year Ended December 31, 2016

Capital		
Member equity	$	18,530
Net capital	$	18,530
Aggregate indebtedness		
Accrued expenses	$	336
Computation of basic net capital requirement		
Minimum net capital required	$	22
Minimum dollar net capital required		5,000
Net capital requirement		5,000
Excess net capital	$	13,530
Net capital less 120% of minimum dollar net capital required	$	12,530
Ratio of aggregate indebtedness to net capital		0.2 to 1

Reconciliation with Company's computation (included in Part II of Form X-17A-5 as of December 31, 2016

Net capital, as reported in Company's part II (unaudited) focus report	$	18,530
Net capital per above	$	18,530

See notes to financial statements


MORRIS
&
MORRIS, P.C.
CERTIFIED PUBLIC ACCOUNTANTS

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM ON EXEMPTION REPORT

March 18, 2017

To The Member of
CMC TRANSACTION SERVICES, LLC
1 Grant Street
Framingham, MA 01702

We have reviewed management's statements, included in the accompanying "Exemption Under Rule 15c3-3", in which CMC Transaction Services, LLC (the Company) identified the following provisions of 17 C.F.R.§15c3(k)(2)(i) under which the Company claimed an exemption from 17 C.F.R.§ 240.15c3-3: (1) (the "exemption provision") and the Company stated that it met the identified exemption provisions throughout the most recent fiscal year without exception. The Company's management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United Sates) and, accordingly, included inquiries and other required procedures to obtain evidence about the Company's compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the conditions set forth in paragraph (k)(2)(i) of Rule 15c3-3 under the Securities Exchange Act of 1934.

Morris + Morris, P.C.
Certified Public Accountants

32 Kearney Road • Needham Heights, MA 02494 • (781) 455-6900 • Fax (781) 455-6902


AICPA

Assertions Regarding Exemption Provisions

I, as the Chief Compliance Officer and Chief Financial Officer of CMC transaction Services LLC ("the Company"), am responsible for compliance with the annual reporting requirements under Rule 17a-5 of the Securities Exchange Act of 1934. Those requirements compel a broker or dealer to file annuals reports with the Securities Exchange Commission (SEC) and the broker or dealer's designated examining authority (DEA). One of the reports to be included in the annual filing is an exemption report prepared by an independent public accountant based upon a review of assertions provided by the broker or dealer. Pursuant to that requirement, the management of the Company hereby makes the following assertions:

Identified Exemption Provision:

The Company claims exemption from the custody and reserve provisions of Rule 15c3-3 by operating under the exemption provided by Rule 15c3-3, Paragraph (k)(2)(i).

Statement Regarding Meeting Exemption Provision:

The Company met the identified exemption provision without exception throughout the period from January 1, 2016 to December 31, 2016.

By:



Peter F, Flynn, CCO/CCO

March 18, 2017